Filed by: International Paper Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Smurfit Kappa Group Plc

Subject Company Commission File No.: 333-178633

Date: May 16, 2018

International Paper Company

Goldman Sachs Basic Materials Conference Transcript

May 16, 2018 at 9:45 a.m. EST

Participants:

Brian Maguire, Analyst, Goldman Sachs & Co. LLC

Glenn R. Landau, Chief Financial Officer & Senior Vice President, International Paper Company

The following is a transcript of a basic materials conference in which Glenn Landau, of the International Paper Company, participated on May 16, 2018.

Please see important information and disclaimers starting on page 10.

Brian Maguire

Okay, everybody, we’re going to keep it moving along here with our next company. We’ve got International Paper, which is making a little bit of news this morning, so we’re going to hear more about that. But we’re very happy to have CFO, Glenn Landau here. Glenn has got a few slides to run through, and then we’re going to transition from there and we’ll go to the fireside chat. Glenn?

Glenn Landau

Well, thank you, Brian and good morning, everyone. It’s great to be here with you today at this year’s Basic Materials Conference and as Brian shared, I’m going to begin with a few brief prepared remarks and then move into the fireside chat discussion where I look very much forward to your questions.

Before we get started, I would like to remind everyone that International Paper’s proposal for Smurfit Kappa is governed by Irish Takeover Rules. Under those rules, International Paper management is prohibited from discussing any new material information or significant new opinions which have not already been publicly announced. And to comply with these rules, we have a chaperone from our financial advisor in the room. Also as required by those rules, I’m obliged to say any person interested in shares in International Paper or Smurfit Kappa is encouraged to consult his or her professional advisor.

Lastly on slide 3 of the presentation, we described some of the risks and uncertainties around any forward-looking statements that I might make today and that our website has a reconciliation to U.S. GAAP for any non-GAAP financial measures that I might present.

So with that, let’s begin. I’m on slide 4, for those of you that are following on the webcast. Earlier today the Irish Takeover Panel announced that International Paper has until June 6 to announce whether – let me just get the slides caught up here, I guess I’m in charge. Earlier today the Irish Takeover Panel announced that International Paper has until June 6 to announce whether we will or will not make a binding offer for Smurfit Kappa. As the timeline indicates, we have been at this for just over three months and despite no meaningful pushback on the strategic logic of the combination, and after multiple attempts by IP to discuss value, we today have had no engagement from Smurfit Kappa. It is for these reasons we have been in contact with the Irish panel and welcome and support the panel’s timetable for a prompt resolution.

Now turning to slide 5, International Paper firmly believes our revised proposal rejected on March 26 represents a compelling value trade opportunity for both sets of shareholders to build a premier global corrugated packaging company. Further, we are confident that engagement with the Smurfit Kappa team and board is the key to unlocking the value potential of this combination. As such, we strongly believe Smurfit Kappa should accept our request to meet in order to explore a path forward to a recommended transaction.

Throughout this process, our message has been quite simple. Granting meeting to discuss whether or not, after together having evaluated the synergy potential of a combined company and having also gained a better understanding of each other’s current financial outlook, we can come together on an agreed upon value for a path forward. Quite frankly, we do not understand why Smurfit Kappa’s Board of Directors is depriving their shareholders of the opportunity to merely explore this combination. In fact even Smurfit Kappa’s very own medium-term outlook or MTO as they refer to it which was only rolled out this past February 7th just days before our initial offer where they shared the aggressive investment plan to become in their own words a clear global leader in paper-based packaging, but in five years, while the largest paper-based packaging company in the world, International Paper, is prepared to come together now to make that happen today. To us, their refusal to engage is at odds with their own vision. Furthermore in their MTO, Smurfit Kappa outlined an investment plan of €1.6 billion in addition to their base CapEx spending. That includes among other objectives spending to strengthen their integrated model and reduce their dependence on third-party paper purchases in the Americas. To us, an obvious question that we believe the holders of Smurfit Kappa shares would want answered through engagement is, can this combination accelerate benefits outlined in the MTO while reducing or eliminating capital spending associated with that? We believe it would. Putting this into numbers, every €240 million of CapEx avoided through this combination today roughly translates to €1 per SKG share value creation.

Let me shift gears now. International Paper from the outset has stressed the importance of proceeding on an agreed upon basis. So let me be absolutely clear on this point, IP will not proceed with a binding offer unless it is recommended by Smurfit Kappa’s Board of Directors. Additionally, we confirm that we would seek a secondary listing on the London Stock Exchange to enable Smurfit Kappa shareholders to further participate in the value created by this combination, as well as IP’s current attractive valuation. IP would also provide Smurfit Kappa shareholders with a mix and match facility, which would allow them to receive a greater or lesser proportion of cash or IP shares, subject to offsetting elections.

So with that said, International Paper today has multiple paths to create significant value for our shareholders, including options that don’t involve transformational M&A. So despite the opportunity we see here, we do not have to do this deal and will remain disciplined in our approach.

Now, let’s turn to slide 6 and allow me to take this opportunity to speak to our story and again relay to our confidence in our outlook. To be clear, the slide you’re looking at here depicts our year-over-year quarterly revenue growth from our first quarter of 2017 through our second quarter of 2018 outlook in an effort to highlight our strong absolute performance as well as improving trend across all our businesses.

And to further point out that, with current pricing mix initiatives and continued expectation of strong demand, we see more runway in terms of margin expansion in our business. To us, this demonstrates the strength of our more focused portfolio, our solid execution providing value-added solutions to our customers and continuing good industry fundamentals, all of which underpin our earnings growth outlook for this year and well into next.

In closing on slide 7, strong market fundamentals as I’ve said, a very clear earnings runway for the remainder of the year and multiple near-term catalysts which will drive incremental organic earnings improvement over the next several years, as listed on the slide, will all contribute to our ongoing sustainable free cash flow story. International Paper today is a stronger, more focused company with no one option but many options to create meaningful value for our shareholders.

So with that said, let me turn it back over to you Brian and I look forward to Q&A.

Brian Maguire

Yeah. Thanks so much, Glenn and thanks for the slides.

Glenn Landau

Sure.

QUESTION AND ANSWER SECTION

Brian Maguire

Just to sort of put a bow on the Smurfit news, so it seems like the message is there is still a path to getting something done, but we’ve got a three week sort of a window here and it’s not going to be open ended beyond that, you’re sort of taken hostile route off the table. I guess the impediment is still getting a meeting with the management. But isn’t this. . . since this news first broke in February, you guys haven’t had a real chance to really speak about it in a big forum. So I thought maybe you could start out just talking about some of the industrial logic that you see behind the transaction, you know some have sort of questioned of wisdom of diluting the North American portfolio by going into Europe and you know questions about whether that’s as good of a market but you know as you see it, with a path to getting this transaction done, what is it that gets you so excited about it?

Glenn Landau

Well, Brian thanks for that question. But I believe our industrial logic has been well documented and spoken to candidly by us and others and quite frankly as I said in the presentation we’ve had very little pushback really from either sets of shareholders in terms of that industrial logic. This is an opportunity to take advantage of and optimize bigger backyard for International Paper. The profit pool that exists in Industrial Packaging globally largely exists 70% plus to 75% plus in the Americas and Europe. And this step for International Paper we believe, at the right valuation, could create a lot of value for both sets of shareholders. There are meaningful synergies. What we’ve disclosed to date are $450 million in cost synergies before tax. That is – that is a number that hasn’t been pressure tested under due diligence. And also it doesn’t include other initiatives that may include commercial. So – so that’s our point here. The path to unlocking value is engagement. Engagement by the Board of Smurfit Kappa and we urge their shareholders to – to follow that path. Without that, we have a compelling valuation on the table at todays’ look through or last night’s look through, it’s better this morning. We’re at €39 to any standard whether that’s premium or multiple of record highs that a meaningful and compelling offer from what we believe can unlock more value than it’s on the table today.

Brian Maguire

And the synergy number you talked about, I think when you first shared that number, you gave some statistics, in some of your prior transactions as a percentage of sales that you’ve been able to achieve something even higher. So is that, that you’re sort of given a point about it. You’re at the preliminary stage here. You haven’t really been able to see?

Glenn Landau

Well two things, I think that’s right. One is that, we are still in very much a preliminary stage and our track record speaks for itself. We will find more and do it faster given what we have seen today. We do have to consider the fact that this is a broad geography and the overlap, while meaningful, is not the type of overlap we would see in North America for example.

Brian Maguire

Well, maybe you can pivot to talk a little bit about the – the core of the business, the base business. We’ve got some pretty good demand numbers at a containerboard and box shipments this morning. I think it was about 4.5% blended – blended number. Is that representative number for what IP is sort of seeing in this environment? I think the year has started off maybe a little bit slower, are you started seeing these accelerating demand trends in your own business?

Glenn Landau

I’d say steady demand trends. This number released this morning was no surprise. International Paper was right on top of that number. 4.5% blended is I would agree with you solid continued good performance. We outperformed as a company in the first quarter, but the dynamics are the same. The dynamics are strong ecommerce growing at 15% to 20% for International Paper, strong – fresh fruit and vegetables. And we see those signs especially going into this period of normally seasonally better demand of that waning.

Brian Maguire

Right. And with the price increase that you announced and that was recognized by the publication, and you’re still sort of rolling that out at the box level… you’re not seeing any an usual push back to that or any signs that there is any elasticity to demand at higher price points?

Glenn Landau

Well, just look at where we are from a fundamental standpoint, where we actually in April operated over 100% in terms of and that means we ran really well and that’s an indication that some of the issues that we saw in the first quarter are behind us in the containerboard business. But overall, as you can see by the public data, the industry operates are high, inventories are low. There was really no change, meaningful change to inventories in the most public data that came out this morning. So we would say this is moving just where we expected it to, no surprises, but I would say looking back at 10 years of steady price increases in containerboard and boxes, this is going as good if not better than anyone I’ve seen.

Brian Maguire

And it seems to be what we’re hearing as well and you’ve got to help the export market and good opportunities there. So lots of options for North American producers like yourselves, it’s a good market. As you look at, I guess to switch to the pulp business for a little bit, which is maybe part of the company that doesn’t get enough credit and post the Weyerhaeuser transaction, you’re much bigger player in it. Can you talk about how that business differs from some of the commodity grades because I know you guys are in any more of the specialty grades there?

Glenn Landau

We certainly are. Our pulp production, 5% is fluff and specialty and there’s some room to grow there as we have converged facilities in the past and we’ll convert obviously facilities in the future as needed to meet our demand growth. This is a faster growing segment. This is a segment that ultimately is quite specific to some branded materials for household names for diapers and obviously adult incontinence and otherwise and we see this, given the nature of the demand and how we go-to-market, being a much more stable business than the overall you know pulp market commodity business over time. So we like where we’re positioned, we got in at the right time, we’ve had 12 increases. Those increases take some time to roll in, but we are quickly moving to a mid-cycle environment, but there is a lot of runway to move beyond that mid-cycle environment given the supply of demand dynamics.

Brian Maguire

Yeah. At this time, maybe I’ll open it up for the audience if there is any questions are there.

[Conference Participant]

Yeah. Just a request and a couple of follow on questions. First of all, just from a reporting standpoint is any consideration been given to just using year-over-year format as the primary baseline instead of a quarter-over quarter, just as a personal request, but outside of that, you reference other options outside of transformational M&A, will you discuss what – what those – how would you frame that opportunity there? And then you’ve also discussed the downside assumptions and a potential deal with Smurfit Kappa such that you would maintain investment grade ratings. Can you frame what those downside assumptions are?

Glenn Landau

Yeah. Sure. So, three questions there. First one, just look in the appendix you know everything we do on a quarter-over-quarter basis in our disclosures we also do on a year-over-year basis and that’s fully transparent. From a standpoint of your second question give me your second question specific again.

[Conference Participant]

You had referenced other options that IP has outside of transformational M&A . . .

Glenn Landau

Right. So, again this is, this shouldn’t be new news. We moved forward with this strategic transformational opportunity because we believe it was somewhat unique and it had the opportunity to unlock a tremendous amount of value at the right valuation and we pursued it with the support of our board of directors for that matter. But ultimately as you can see by our behavior, we have remained disciplined and we have a line in the sand relative to what it would take to create that kind of value. In terms of other options, there are many. And I did want to point out it’s not just kicking and checking the box on other transformational steps. We believe that fit with Smurfit Kappa is special and somewhat unique. We would look at investment in our base and core businesses. And we would look at our broad capital allocation methodology to make sure we could create value and return cash to shareholders and ultimately continue to appropriately manage strong cash flow story as we are.

Relative to the pressure test I think it was your final question. Investment grade is absolutely important to us. We looked very hard at the impact of this type of transaction given where we may or may not be in a cycle and pressured against – pressure tested against what we would call Black Swan events. So we took each one of our businesses and took the most squeeze we saw driven by volume and price and everything else on EBITDA margin basis put all together and said what if that happened. And if that happened clearly that would put some more stress on the balance sheet. But given our evasive maneuvers and our strong cash flows and where we think our industry financials are given we are much stronger moving into any cyclical downturn in International Paper has been in the past, we’re confident that modeling suggests we maintain our investment grade.

[Conference Participant]

Hi. I thought you were in deleveraging mode prior to this transaction. Has that changed? If this transaction doesn’t happen, are you still in deleveraging mode? I did not hear you mention that?

Glenn Landau

Well, yeah, I mean, again we acquired the Weyerhaeuser pulp business over a year and a half ago now and we’ve been delevering from that acquisition. You could essentially call us delevered. We made it relative to our commitments to Moody’s and S&P that required debt reduction payments last year through the pension and otherwise. And this year given interest rates where they’re headed and also given our stronger outlook, we’re already in a position to have met those expectations. So – but yes, if we proceeded with this transaction because we got engagement from Smurfit Kappa and came to the right valuation, we would stay in deleveraging mode. Outside of that, we would have met those considerations.

[Conference Participant]

Let me come back to the demand side and containerboard a little bit. You mentioned e-commerce is, I think growing up 15% to 20% or so, and I think that’s may be 10% of your mix or somewhere in that ballpark. So if you’re getting roughly one and a half points of volume growth sort of just there, is it conceivable that this is an industry that I think people felt like volumes grew at half the rate of GDP or two thirds of the rate of them, some fraction of it. Can this be a GDP or GDP plus grower given how much of a contributor e-commerce is at this point?

Glenn Landau

Yeah. I’ve heard that discussion and I don’t have a strong argument against it. So I smile when I say that. The reality is, I would say the secular trend of e-commerce and on top of that fresh foods and eating habits that drive people towards fresh foods. I would call it at minimum and equalizer to GDP, considered the discount that we kind of dialed in before that, don’t know if that last forever, but I’d say we’re quite early in this e-commerce cycle it’s still only a small part of retail sales, we see legs there. So again, how long that lasts is a question mark but we certainly see it as early in that secular trend.

[Conference Participant]

And then the other question we get sort of related to that the demand side is always balanced by the supply side and there’s a couple of conversion announcements that have been made over the last year. With the strong volume growth, it’s sort of natural but people start dusting off the playbook and the engineering work that they had done a long time ago, and thinking about new projects. Is that something you see as concerning, what’s sort of have been put out there? And you have your own project that you’re working on and focused on but you can’t really control what a lot of other people are doing. But as you look at the balances both in the U.S. and Europe anything that strikes you as concerning?

Glenn Landau

So, okay. You expanded into two continents, but let’s start with North America. I would say that for the first time in 10 years, we’ve now gone over a year with no industry-related downtime. We are full, and we need capacity to grow with this market. And I hope, you would agree, we should be growing with the market and the good news is we have stored capacity in our printing paper’s business that allows us to make very efficient conversions that lower our overall cost structure.

To an extent we can’t control the rest of the market and don’t try. But we’re watching, and we’re doing the math and yes, there is and are announcements out there of new capacity. Some of its stranded capacity we would say, given lack of integration, so the hurdles to bringing some of that online and from a cost perspective and a customer perspective are not simple. But I would suggest that at growth rates we see today, ultimately backstopped by some of these secular trends, it’s nothing—starting from a 98% plus operating rate—it’s nothing that we would lose a whole lot of sleepover it in the medium to long-term.

Europe, a little bit different. No virgin capacity anytime soon. Both companies International Paper and Smurfit Kappa are long on virgin and we think that could be quite a synergy together in the open market for markets around the world. There is a fair amount upwards of 5 million to 7 million tons over the next several years of recycled capacity coming online in Europe. We’re part of that as well. And we see that as if you could bring on and integrated with low cost capacity like we will at Madrid, we’re going to be a big winner. We’re going to grab that integrated margin from our competitors and do it at a low cost level.

The other side of the equation is both International Paper and Smurfit Kappa for that matter are net buyers of recycled. So to the extent there’s a little bit of recycled on the market that necessarily isn’t a negative in this mini-cycle. But also growth rates in Europe, given Europe is probably more mid-cycle than U.S. is mid to late cycle, we think largely they can be accommodated by demand.

Brian Maguire

Any more questions from the audience? Great, one there, yeah.

[Conference Participant]

Can you talk about your outlook on OCC in Chinese [indiscernible]?

Glenn Landau

Yeah, that’s a great question. Outlook on OCC. It’s very hard to have an outlook on OCC given the volatility of decisions being made in Beijing. We believe at the core from a principle basis that if the world grows that growth is going to end up in boxes to a large degree and that will take, since most of the world is ultimately packaged in recycled packaging, that will take more OCC. And the OCC centers of production in the world are both the U.S. and Europe. So if you’re in the U.S. and Europe, you’re advantaged, you get it first. It does have an impact given the demand and restrictions being put on that OCC as it moves into China and that has pushed some OCC back into at least the U.S., somewhat Europe. And this new restriction of 100% inspection exacerbates that. So, we wouldn’t be surprised to see yet lower OCC in the medium term. But over the long term, I would suggest that you know continued pressure will be there.

Brian Maguire

And sort of relative to the 2Q outlook that you provided on the earnings call seems like OCC is coming a little bit lower the volumes look like they’re pretty robust. Any sort of offsets or things that we should be concerned about or worried about. I think operationally it sounds like you’ve kind of got to pass some of those 1Q hurdles, anything else that’s out there?

Glenn Landau

Thanks, thanks Brian for introducing that subject. Yeah, as I said in my speaker notes, we got off to a great start in April certainly growing with the market in boxes, seen strong demand across the board implementing our previous announced price increases, running better which is key. If there is a headwind out there, wouldn’t suggest it more than fully offset some of the OCC headroom. Distribution is still tough. That’s probably a good sign relative to the economy, but distribution, whether it be rail or truck, is something we’re going to struggle with. It’s certainly not going to offset by any means our margin expansion or our outlooks. but that’s not something that’s disappeared.

Brian Maguire

Got you. And then sort of back to the question earlier about leverage, it seems like you’ve been on a good path to deleveraging. Obviously I think you’ve paid the pension down in a pretty meaningful way last year. Do you kind of overlay your view on where leverage should be with where we are in the cycle and you’re kind of interpretation there. I know you talked about like the stress test, but do you think that there is an appropriate level for where we should be coming out of this year?

Glenn Landau

Yeah. I think we have committed to, and will execute against, our vision to be a balanced capital allocator and have a strong balance sheet. And we have over time levered up to do smart strategic transactions over the last decade. But we certainly acknowledge where we are in the cycle and how we would ultimately have to navigate that and that is a gate, in terms of the cash component of a deal like this. And we have pressure tested it hard. Notwithstanding the deal, we’re well out of the game. So we have a great record of performance, meeting our commitments with both Moody’s and S&P. Not only do we have the cash flows to deleverage well below three times from the Weyerhaeuser transaction with the tailwind of interest rates, we can go materially beyond that and have a pretty strong balance sheet coming out of this year.

Brian Maguire

I want to ask about your JVs, the two prominent ones or LM being the most prominent one and that seems to be performing exceptionally well right now and it seems kind of built for this environment where China is meeting virgin pulp and you’ve got an advantaged asset in the region of Russia there to be able to supply them. Maybe I guess just comment on how easy that JV going? Are there any opportunities to eventually may be consolidated and get full credit for it because it does seem like in our conversation that it doesn’t get enough credit because it comes in of a JV line.

Glenn Landau

Yeah. I would say that Ilim is a good example of how we look at and will look at any type of capital type allocation in the future. This is an attractive market and I’ll come back on why. And we have an advantage position. We’re low cost. It’s a consolidated space. We sell in dollars. It’s a growth market and all those things tied together suggest there should be good returns and we have astronomical returns on our Ilim investment. They may in this mode with FX where it is, we’ll continue to have strong and record performance. The nice piece is that there’s a lot more from – from a product standpoint and a growth standpoint with further investments on the Ilim balance sheet to leverage this really strong position we’ve built in Russia. So geopolitical concerns notwithstanding, our relationship is very good with Moscow and under the right circumstances we would as one of our options could consider a consolidating opportunity to take more of that upside. But it would have to be under the right conditions and we have no timeline on that initiative.

Brian Maguire

And then a more recent JV with graphic packaging where you’ve got a little bit of an equity stake in there. I think you’re not really getting as much cash flow as you may normally get there, but it does seem like there’s eventually a path to maybe monetization of that down the road. But you know that to me seems like a good example also of how the portfolio has been managed more recently, with an asset where you had you know a good position, but you know would have required some pretty significant capital to be a bigger [indiscernible].

Glenn Landau

That’s – that’s an excellent point. It’s about being a more focused, easier-to-understand company that leverages being a more focused, easier to understand company that that leverages our strengths. And by leveraging our strength, I mean applying capital to the most effective parts of the portfolio. And we like our – we liked our coated paperboard business. But it was the small fish in the big pond and it would have needed massive investment to be competitive and meet all the different substrates that are needed in that area. We saw a great partner and owner in graphic packaging together making what we believe, our assets and theirs, a premier consumer packaging company and we’re very excited about their prospects. Yes, it does give us optionality and that optionality is both liquidity and strategic, depending on how things play out over time.

Brian Maguire

I think there is time for one more from the audience if there is one? Otherwise we will leave it there. I appreciate your time Glenn.

Glenn Landau

Thank you very much.

*    *     *

No Offer or Solicitation

This announcement does not amount to a firm intention to make an offer for Smurfit Kappa under Rule 2.5 of the Irish Takeover Rules and, accordingly, there can be no certainty that any offer will be forthcoming. The current proposal was made on an indicative and non-binding basis.

Rule 2.10 disclosure

In accordance with Rule 2.10 of the Irish Takeover Rules, International Paper announces that, as of the close of business on 15 May, 2018, it had 414,113,434 shares of common stock of par value $1.00 each in issue (“Common Stock”). The International Securities Identification Number for the Common Stock is US4601461035.

International Paper confirms that, as of the close of business on 15 May, 2018, it had 6,172,644 contingent awards of common stock outstanding through its Performance Share Plan which, upon vesting, would entitle holders to receive up to a maximum of 6,172,644 units of Common Stock, assuming satisfaction of the applicable performance criteria at maximum performance. International Paper further confirms that, as of the close of business on 15 May, 2018, it had 167,180 awards of common stock outstanding through its Restricted Stock Award program which, upon vesting, entitle holders to receive up to a maximum of 167,180 units of Common Stock.

The Directors of International Paper accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

A person interested in (as defined in the Irish Takeover Rules) 1% or more of any class of relevant securities of Smurfit Kappa or International Paper may have disclosure obligations under Rule 8.3 of the Irish Takeover Rules. Such disclosures should be publicly disclosed by no later than 3.30pm (Irish/UK time) in respect of the relevant securities of Smurfit Kappa and 3.30pm (New York time) in respect of the relevant securities of International Paper on the business day following the date of the relevant transaction. The requirement will continue until the offer period ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an interest in relevant securities of either Smurfit Kappa or International Paper, they will be deemed to be a single person for the purposes of Rule 8.3 of the Irish Takeover Rules. Under Rule 8.1 of the Irish Takeover Rules, all dealings in relevant securities of Smurfit Kappa by International Paper, or relevant securities of International Paper by Smurfit Kappa, or by any party acting in concert with either of them must also be disclosed by no later than 12 noon (Irish/UK time) in respect of the relevant securities of Smurfit Kappa and 12 noon (New York time) in respect of the relevant securities of International Paper on the business day following the date of the relevant transaction. Interests in securities arise, in summary, when a person has a long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an interest by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms used in this paragraph should be read in light of the meanings given to those terms in the Irish Takeover Rules. If you are in any doubt as to whether or not you are required to disclose dealings under Rule 8, please consult with the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel by telephone on +353 1 678 9020.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions outside Ireland may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and the Financial Conduct Authority (“FCA”). Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the FCA, are available on request or from www.db.com/en/content/eu_disclosures.htm. Deutsche Bank Securities Inc (“DBSI”) is acting as financial adviser and Deutsche Bank AG, acting through its London Branch (together with DBSI, “Deutsche Bank”), is acting as financial adviser and corporate broker to International Paper and no other person in connection with this announcement or any of its contents. Deutsche Bank will not be responsible to any person other than International Paper for providing any of the protections afforded to clients of Deutsche Bank, nor for providing any advice in relation to the acquisition or any other matter referred to herein. Neither Deutsche Bank nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with this announcement, any statement contained herein or otherwise.

Skadden, Arps, Slate, Meagher & Flom (UK) LLP and Arthur Cox are acting for International Paper as legal counsel in relation to the possible offer referred to in this announcement.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that profits or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Smurfit Kappa or International Paper as appropriate. No statement in this communication constitutes an asset valuation.

Certain statements in this announcement may be considered forward-looking statements. Words such as “expects”, “anticipates”, “estimates”, “believes” and similar expressions identify forward-looking statements. The forward-looking statements include, but are not limited to, information regarding the ability of International Paper to complete the transaction, the timing of an offer by International Paper, the nature of International Paper’s offer including whether or not a secondary listing will be made and potential synergies and benefits for the combined company. These statements reflect management’s current views and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these statements. Factors which could cause actual results to differ include but are not limited to: (i) the level of indebtedness and changes in interest rates; (ii) industry conditions, including but not limited to changes in the cost or availability of raw materials, energy and transportation costs, competition faced, cyclicality and changes in consumer preferences, demand and pricing for International Paper products; (iii) global economic conditions and political changes, including but not limited to the impairment of financial institutions, changes in currency exchange rates, credit ratings issued by recognised credit rating organisations, the amount of future pension funding obligation, changes in tax laws and pension and health care costs; (iv) unanticipated expenditures related to the cost of compliance with existing and new environmental and other governmental regulations and to actual or potential litigation; (v) whether International Paper experiences a material disruption at one of its manufacturing facilities; (vi) risks inherent in conducting business through joint ventures; (vii) ability to achieve the benefits expected from strategic acquisitions, divestitures and restructurings; (viii) the outcome of consultations with employees required by applicable law; (ix) the willingness of the Smurfit Kappa Board to recommend a transaction with International Paper, and (x) other factors that can be found in International Paper’s press releases and U.S. Securities and Exchange Commission (the “SEC”) filings. These and other factors that could cause or contribute to actual results differing materially from such forward-looking statements are discussed in greater detail in International Paper’s SEC filings. International Paper undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

In connection with a potential acquisition by International Paper of Smurfit Kappa that is carried out by way of a scheme of arrangement (“Scheme”), the new International Paper shares to be issued to Smurfit Kappa shareholders under the terms of the Scheme have not been, and will not be, registered under the U.S. Securities Act of 1933 or under the securities laws of any state, district or other jurisdiction of the United States. It is expected that the new International Paper shares would be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Section 3(a)(10) thereof. Nothing in this announcement should be construed as meaning that the potential acquisition will be carried out by a scheme of arrangement, or at all.

In the event that a Scheme does not qualify (or International Paper otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the U.S. Securities Act of 1933, International Paper would expect to register the offer and sale of the securities it would issue to Smurfit Kappa’s shareholders by filing with the SEC a registration statement on Form S-4 (the “Registration Statement”), which would contain any necessary prospectus, as well as other relevant materials (the “Tender Offer Documents”). No such materials have yet been filed. This communication is not a substitute for any Registration Statement or prospectus that International Paper may file with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT INTERNATIONAL PAPER OR SMURFIT KAPPA HAS FILED OR MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED ACQUISITION.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. International Paper does not accept any responsibility for any violation by any person of any such restrictions. The Tender Offer Documents and other documents referred to above, if filed or furnished by International Paper with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to International Paper, 6400 Poplar Ave Memphis, TN 38197, United States.

Publication on a website

In accordance with Rule 19.9 of the Irish Takeover Rules, a copy of this announcement will be published on the International Paper website (http://investor.internationalpaper.com/investor-relations/Smurfit-Kappa-Proposal) by no later than 12 noon on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.